UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2017
Commission File Number 001-35401
CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)
PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for First Quarter 2017

Lima, Peru, April 25, 2017 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the first quarter (“1Q17”) ended March 31, 2017. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

1Q17 Highlights
(All comparisons are to 1Q16, unless otherwise stated)

•	Sales volume of cement, concrete and blocks decreased 12.2% primarily due to landslides, flooding and heavy rain, in the North of Peru since mid-February associated with coastal El Niño.
•	Revenues decreased 9.3%.
•	Gross margin of 40.3%, up 3.3 percentage points due to operational efficiencies despite lower sales volumes and increased depreciation.
•	Cement EBITDA margin of 29.9%, up 1.8 percentage points resulting from operational efficiencies. Consolidated EBITDA of S/82.4 million, down 5%.
•
Net income of Continuing Operations of S/22.4 million, down 24.1% due to lower operating profit because of increased depreciation from the Piura plant and the termination of borrowing cost capitalization following the conclusion of the Piura plant project. This is the last quarter that we should see these differences. Additionally, there was a one-off income booked in 1Q16 due to a provision for 2015 which was not executed and reverted in 1Q16.

•	Spin-off of the Company’s Phosphate Assets to FOSSAL was effective March 1, 2017.

	Financial and Operating Results
	1Q17	1Q16	% Var.

Financial and Operating Results
Cement, concrete and blocks sales volume	521.6	594.4	-12.2%

In millions of S/.
Sales of goods	280.1	308.8	-9.3%
Gross profit	112.9	114.2	-1.1%
Operating profit	51.8	63.3	-18.2%
Net income of Continuing Operations / 1	22.4	29.5	-24.1%
Net Income	21.7	27.7	-21.7%
Consolidated EBITDA	82.4	86.7	-5.0%
Cement EBITDA / 2	83.8	86.8	-3.5%
Gross Margin	40.3%	37.0%	3.3 pp.
Operating Margin	18.5%	20.5%	-2.0 pp.
Net income Margin of Continuing Operations	8.0%	9.6%	-1.6 pp.
Net Income Margin	7.7%	9.0%	-1.3 pp.
Consolidated EBITDA Margin	29.4%	28.1%	1.3 pp.
Cement EBITDA Margin	29.9%	28.1%	1.8 pp.

1/ In accordance with the criteria established in IFRS 5, net income from continuing operations includes  Cementos Pacasmayo S.A.A. and its subsidiaries, except Fosfatos del Pacifico operations, which are included in net income from discontinued operations.
2/ Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and is currently in pre-operating stages, therefore it is not generating revenues.

Management Comments

Cementos Pacasmayo’s results for the first quarter of 2017 again underscore the strength of our operations; our focus on cost reduction and optimized efficiency throughout the organization again supported our performance this quarter despite uniquely challenging circumstances. Our Piura plant is now showing some of its benefits, with increased capacity, lower cost and logistical flexibility favorably impacting gross margins as compared to the same period in 2016, when we were also required to use costly and volatile imported clinker. Furthermore, despite the heavy rains, the plant passed the test with flying colors and did not stop production at any point. While we did experience a decrease in volumes during the quarter, Pacasmayo was nevertheless able to maintain positive EBITDA margins despite the acutely adverse effects of one of the most severe natural disasters that we’ve seen in 20 years.

As most of you know, in recent months Peru has experienced intense torrential rains caused by what scientists call a “coastal El Niño”, with unusually warm waters just off Peru’s Pacific coast that have triggered rains resulting in devastating floods that have overwhelmed the surrounding towns concentrated in Peru’s northern region. Downtown areas of several cities have been under water for days with floods that have destroyed homes, crops and have killed an estimated 113 people as of the last report.  Cementos Pacasmayo has taken an active role in relief assistance, mobilizing manpower and machinery to clear roadways and drain flooding. We have also provided urgent support through humanitarian aid, including a donation of 120 tons of food, water, supplies and equipment. Pacasmayo employees have formed a “Pacasmayo Brigade”, to assist their neighbors. I myself have been closely involved in our Company’s participation, and was unfortunately unable to attend our Pacasmayo Investor Day last month due to related responsibilities.

The effects of this disaster will unfortunately impact the economy of our country in the year ahead. The damage has had an impact across sectors, which will lead to spillover effects throughout as well as on other critical infrastructure, as resources will need to be reallocated to reconstruction efforts. So while the economic ramifications of the disaster cannot yet be accurately quantified, Peru’s economy will be affected by the natural disaster, as already suggested by the decline in both consumer and business confidence in March. However, amid the gloom, Peru’s relatively healthy fiscal situation provides one of the few silver linings: a public contingency fund helped to soften the immediate aftermath of the floods, and the government is likely to unlock further funds for reconstruction in the coming years. Peru is also better positioned to withstand the economic and financial cost than in the past, with benefit of the commodities boom and unprecedented resources and lines of credit to finance reconstruction.

Looking ahead, while February and March were particularly challenging months for Pacasmayo in terms of weather-related impacts, we are expecting some improvement during 2Q17. The high-efficiency Piura plant, which has been an important component to our ability to increase scale and strengthen margins, will also play a key role in Peru’s recovery. Piura’s increased capacity will be critical to address the additional demand associated with Peru’s important reconstruction efforts. Separately, Pacasmayo’s long term projects remain on track. We therefore expect our volumes to recover in the second half, with margins that should continue to improve.

Economic Overview for 1Q17:

During 1Q17, Peru has experienced one of the most severe natural disasters of the past 20 years. Since mid-February, landslides, flooding and intense rainfall have affected the country, particularly the North of Peru. This phenomenon has been named “Coastal El Niño”, since it differs from the well-known El Niño phenomenon. This was impossible to predict, and as recently as January experts believed the likelihood of a mild El Niño was less than 30%.

This phenomenon has resulted in significant destruction of infrastructure and homes. As of April 18, 113 people have died, 178,701 directly damaged and 237,906 homes affected. Apoyo Consultoría has estimated the damages to infrastructure at over US$ 3.3 billion, detailed below. However, these numbers are preliminary estimates and do not include roads, sidewalks, sewage, that have not been officially quantified yet.

Assets	Number	Total Cost (US$ million)
Highways (km)	1,700	1,479
Bridges	100	1,331
Irrigation Channels (km)	1,100	237
Schools	145	178
Homes	17,000	104
Hospitals	38	10
Total	Over 3.3 billion
Source: Apoyo Consultoría

The need for reconstruction is urgent, the funding is available, however, what could be lacking is execution capacity.

The Government has recently announced aggressive measures to boost economic growth through a recovery package in the total amount of S/ 5.5 billion (0.8% of GDP), the most significant of these being the boost to public investment. This is the most aggressive package since that which was instituted in 2009-2010.

Peruvian Cement Industry Overview:

Cement demand in Peru is mainly supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 23% of the country’s population and 13% of national Gross Domestic Product (“GDP”). Despite sustained growth in the country over the last 10 years, Peru continues to have a significant housing deficit estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
Plant	2013	2014	2015	2016	Jan-17 LTM	% share
C. Pacasmayo	2,110	2,051	2,022	2,004	1,985	18.3%
C. Selva	240	296	288	281	278	2.7%
Imports	34	40	12	-	-	-
Total	**2,384**	**2,387**	**2,322**	**2,285**	**2,263**	**21.0%**

Central Region (thousands of metric tons)						
Plant	2013	2014	2015	2016	Jan-17 LTM	% share
UNACEM	5,612	5,701	5,546	4,696	5,102	47.1%
Caliza Inca	288	383	357	311	341	3.1%
Imports	465	461	507	448	500	4.6%
Total	**6,365**	**6,545**	**6,410**	**5,455**	**5,943**	**54.8%**

Southern Region (thousands of metric tons)						
Plant	2013	2014	2015	2016	Jan-17 LTM	% share
Grupo Yura	2,515	2,600	2,480	2,421	2,626	24.2%
Total	**2,515**	**2,600**	**2,480**	**2,421**	**2,626**	**24.2%**
Total Regions	**11,264**	**11,532**	**11,212**	**10,161**	**10,832**	**100.0%**

Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Main Infrastructure Projects in the Area of Influence:

Although the anticipated increase in Peru’s infrastructure spending has been delayed, this remains a priority for 2017-2018. Aside from the projects shown below, there will also be significant spending for reconstruction works related to coastal El Niño which we cannot yet estimate as the damages are ongoing.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading provider of cement, the two larger projects in the execution phase are:

•
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of March 31, 2017, approximately 91% of the total cement needed has been shipped.

•
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of March 31, 2017, the Company estimates that approximately 57% of the total demand for the project has been shipped. Execution has been slow due to rains but we expect it to pick up in the coming months

Chavimochic is currently on hold, until the bidding process is again opened for the project’s conclusion.

In addition to these projects, 3 new projects are near the execution phase: The new city of Olmos, Alto Piura and the Huacrachuco-Sausacocha road.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)

	Production
	1Q17	1Q16	% Var.
Planta Pacasmayo	267.9	365.0	-26.6%
Planta Rioja	71.4	77.0	-7.3%
Planta Piura	186.0	120.9	53.8%
Total	525.3	562.9	-6.7%

Cement production volume at the Pacasmayo plant decreased 26.6% in 1Q17 compared to 1Q16, mainly due to the beginning of cement production in the Piura plant and to decreased demand.

Cement production volume at the Rioja Plant decreased 7.3% in 1Q17 compared to 1Q16, mainly due to the beginning of cement production in the Piura plant.

Cement production volume at the Piura Plant increased 53.8% in 1Q17 compared to 1Q16, since the plant was still in the ramp up process in 1Q16.

Total cement production volumes decreased 6.7% in 1Q17 compared to 1Q16, mainly as a consequence of decreased sales volume due to heavy rains and flooding in the North coast of Peru.

Clinker Production Volume
(thousands of metric tons)

	Production
	1Q17	1Q16	% Var.
Planta Pacasmayo	173.5	153.2	13.3%
Planta Rioja	51.5	60.8	-15.3%
Planta Piura	193.2	80.7	139.4%
Total	418.2	294.7	41.9%

Clinker production volume at the Pacasmayo plant increased 13.3% in 1Q17 when compared to 1Q16, mainly due to maintenance of our main kiln in 1Q16 as well as to the end of imported clinker use.

Clinker production volume at the Rioja plant decreased 15.3% in 1Q17 compared to 1Q16, mainly due to consumption of inventories and maintenance of one of our kilns during 1Q17, as well as the beginning of production in the Piura plant.

Clinker production volume at the Piura plant increased 139.4% in 1Q17 compared to 1Q16, since in 1Q16 the plant was still in the ramp up process.

Quicklime Production Volume
(thousands of metric tons)

	Production
	1Q17	1Q16	% Var.
Pacasmayo Plant	41.6	24.2	71.9%

Quicklime production volume increased 71.9% in 1Q17 compared to 1Q16, in line with increased demand.

Installed Capacity:
Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT. 1.6 million MT and 440,000 MT, respectively.

The annual installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Utilization Rate1:
Pacasmayo Plant Utilization Rate

	Utilization Rate
	1Q17	1Q16	% Var.
Cement	37.0%	50.3%	-13.3 pp.
Clinker	46.3%	40.9%	5.4 pp.
Quicklime	69.3%	40.3%	29.0 pp.

The utilization rate of cement production at the Pacasmayo plant decreased 13.3 percentage points in 1Q17 compared to 1Q16, in line with the beginning of production at the Piura plant and decreased demand.

The utilization rate of clinker production in 1Q17 increased 5.4 percentage points compared to 1Q16, mainly due to maintenance of our main kiln in 1Q16 and the end of imported clinker use.

Additionally, the utilization rate of quicklime production increased 29.0 percentage points during 1Q17, compared with 1Q16, in line with increased demand.

1 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate

	Utilization Rate
	1Q17	1Q16	% Var.
Cement	64.9%	70.0%	-5.1 pp.
Clinker	73.6%	86.8%	-13.2 pp.

The utilization rate of cement production at the Rioja plant was 64.9% in 1Q17; 5.1 percentage points lower than in 1Q16.

The utilization rate of clinker production at the Rioja plant was 73.6% in 1Q17; 13.3 percentage points lower than 1Q16, due to consumption of inventories and maintenance of one of our kilns during 1Q17 as well as beginning of clinker production in the Piura plant.

Piura Plant Utilization Rate

	Utilization Rate
	1Q17	1Q16	% Var.
Cement	46.5%	30.2%	16.3 pp.
Clinker	77.3%	32.3%	45.0 pp.

The utilization rate of cement production at the Piura plant was 46.5% in 1Q17; 16.3 percentage points higher than in 1Q16, since the plant was in its ramp up period in 1Q16 and is now fully operational.

Likewise, the utilization rate of clinker production at the Piura plant was 77.3% in 1Q17; 45 percentage points higher than in 1Q16. During 1Q17 there was some clinker production for inventory purpose.

Consolidated Utilization Rate

	Utilization Rate
	1Q17	1Q16	% Var.
Cement	42.5%	45.6%	-3.1 pp.
Clinker	60.2%	42.4%	17.8 pp.

The consolidated utilization rate of cement production was 42.5% 1Q17; 3.1 percentage points lower than in 1Q16 due to decreased demand.

The consolidated utilization rate of clinker production was 60.2% in 1Q17; 17.8 percentage points higher than in 1Q16  since the Piura plant was in its ramp up period in 1Q16 and is now fully operational.

Financial Results:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)

	Income Statement
	1Q17	1Q16	% Var.
Sales of goods	280.1	308.8	-9.3%
Gross Profit	112.9	114.2	-1.1%
Total operating expenses, net	-61.2	-50.9	20.2%
Operating Profit	51.8	63.3	-18.2%
Total other expenses, net	-17.3	-20.7	-16.4%
Profit before income tax	34.5	42.6	-19.0%
Income tax expense	-12.0	-13.1	-8.4%
Profit from Continuing Operations	22.4	29.5	-24.1%
Profit from Discontinued Operations	-0.8	-1.7	-52.9%
Profit for the period	21.7	27.7	-21.7%

Although revenues decreased 9.3%, gross profit decreased by only 1.1% due to efficiencies achieved from full production at the Piura plant. Profit from continuing operations decreased 24.1% mainly due to increased selling and distribution expenses and increased depreciation from the Piura plant.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)

	Cement, concrete and blocks
	1Q17	1Q16	% Var.
Sales of goods	245.6	278.5	-11.8%
Cost of Sales	-137.1	-167.9	-18.3%
Gross Profit	108.5	110.6	-1.9%
Gross Margin	44.2%	39.7%	4.5 pp.

Sales of cement, concrete and blocks decreased 11.8% during 1Q17 compared to 1Q16, mainly as a consequence of decreased demand due to landslides, flooding and heavy rains in the North coast of Peru during February and March. However, gross margin increased 4.5 percentage points during 1Q17 compared to 1Q16, mainly due to efficiencies achieved from full production at the Piura plant.

Sales of cement represented 88.8% of cement, concrete and block sales during 1Q17.

	Cement
	1Q17	1Q16	% Var.
Sales of goods	218.0	236.9	-8.0%
Cost of Sales	-114.2	-136.8	-16.5%
Gross Profit	103.8	100.1	3.7%
Gross Margin	47.6%	42.3%	5.3 pp.

Sales of cement decreased 8.0% in 1Q17 compared to 1Q16, reflecting the decrease in cement demand in the northern market. Nonetheless, gross margin increased 5.3 percentage points in 1Q17 compared to 1Q16 due to efficiencies achieved with the production of the Piura plant.

Sales of concrete represented 9.4% of cement, concrete and block sales during 1Q17.

	Concrete
	1Q17	1Q16	% Var.
Sales of goods	23.0	33.6	-31.5%
Cost of Sales	-18.8	-25.2	-25.4%
Gross Profit	4.2	8.4	-50.0%
Gross Margin	18.3%	25.0%	-6.7 pp.

Sales of concrete decreased 31.5% during 1Q17 compared to 1Q16, mainly as a consequence of decreased infrastructure spending, due to rains and to some large project delays. Gross margin decreased 6.7 percentage points in 1Q17 compared to 1Q16, mainly due to lower dilution of fixed costs.

Sales of blocks represented 1.8% of cement, concrete and block sales during 1Q17.

	Blocks, bricks and pavers
	1Q17	1Q16	% Var.
Sales of goods	4.6	8.0	-42.5%
Cost of Sales	-4.1	-5.9	-30.5%
Gross Profit	0.5	2.1	-76.2%
Gross Margin	10.9%	26.3%	-15.4 pp.

During 1Q17, blocks, bricks and pavers sales decreased 42.5% and gross margin decreased 15.4 percentage points compared to 1Q16 mainly due to the conclusion of infrastructure projects which had boosted demand and margins in 1Q16.

Sales: Quicklime
(in millions of Soles S/)

	Quicklime
	1Q17	1Q16	% Var.
Sales of goods	21.6	14.6	47.9%
Cost of Sales	-17.6	-11.2	57.1%
Gross Profit	4.0	3.5	14.3%
Gross Margin	18.5%	24.0%	-5.5 pp.

Quicklime sales increased 47.9% in 1Q17 compared to 1Q16, mainly due to an increase in demand. However, gross margin decreased 5.5 percentage points, mainly due to higher raw materials costs and exchange rate effects since the Company sells quicklime in dollars.

Sales: Construction Supplies1
(in millions of Soles S/)

	Construction Supplies
	1Q17	1Q16	% Var.
Sales of goods	13.0	14.6	-11.0%
Cost of Sales	-12.4	-14.6	-15.1%
Gross Profit	0.6	0.0	N/R
Gross Margin	4.6%	0.0%	4.6 pp.

During 1Q17, sales of construction supplies decreased 11.0% compared to 1Q16, mainly due to lower demand, in line with the rest of the construction sector, and increased competition which resulted in lower prices. Gross margin during 1Q17 was 4.6%.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

Operating Expenses:

Administrative Expenses
(in millions of Soles S/)

	Administrative expenses
	1Q17	1Q16	% Var.
Personnel expenses	26.7	25.0	6.8%
Third-party services	13.3	13.9	-4.3%
Board of directors compensation	1.6	1.5	6.7%
Depreciation and amortization	3.7	2.7	37.0%
Other	3.1	3.2	-3.1%
Total	48.4	46.3	4.5%

During 1Q17, administrative expenses increased 4.5% compared to 1Q16, primarily due to increased personnel expenses and depreciation associated with the start of operations at the Piura plant.

Selling Expenses
(in millions of Soles S/)

	Selling and distribution expenses
	1Q17	1Q16	% Var.
Personnel expenses	4.9	4.1	19.5%
Advertising and promotion	5.2	3.4	52.9%
Other	2.0	1.6	25.0%
Total	12.1	9.1	33.0%

During 1Q17 selling expenses increased 33.0% compared to 1Q16, in line with an increase in the advertising and promotion expenses budget to successfully defend the Company’s market share in light of decreased volumes.

EBITDA Reconciliation:
Consolidated EBITDA
(in millions of Soles S/)

	Consolidated EBITDA
	1Q17	1Q16	Var %.
Net Income from continuing operations	22.4	29.5	-24.1%
+ Income tax expense	12.0	13.1	-8.4%
- Finance income	-1.5	-0.2	N/R
+ Finance costs	17.7	16.8	5.4%
+/- Net (loss) gain from exchange rate	1.1	4.1	-73.2%
+ Depreciation and Amortization	30.7	23.4	31.2%
Consolidated adjusted EBITDA	82.4	86.7	-5.0%
EBITDA from Salsud *	1.4	0.1	N/R
Cement EBITDA	83.8	86.8	-3.5%

*   Corresponds to EBITDA excluding the Salmueras Sudamericanas project which is not linked to the cement business and is currently in pre-operating stages, therefore it is not generating revenues.

During 1Q17, consolidated EBITDA decreased 5% to S/ 82.4 million compared to S/ 86.7 million in 1Q16, mainly as a result of lower operating profit as a consequence of lower sales volume, increased selling and administrative expenses, and an a one-off operating income booked in 1Q16 due to a provision for 2015 which was not executed and reverted in 1Q16.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)

As of March 31, 2017, the Company’s cash position was S/ 18.5 million (US$ 5.7 million). This balance includes certificates of deposit for S/ 5 million (US$ 1.5 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest rate	Initial Date	Maturity Date

Banco de Crédito del Perú	S/ 4.0	4.10%	March 31,2017	April 3, 2017
Banco de Crédito del Perú	S/ 1.0	4.10%	March 31,2017	April 3, 2017

	S/ 5.0

The remaining balance of S/ 13.5 million (US$ 4.1 million) is held mainly in the Company’s bank accounts, of which US$ 0.8 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge	-	-	-	913.3	913.3
Future interest payments	43.8	87.7	87.7	43.8	263.0
Total	43.8	87.7	87.7	957.1	1,176.3

As of March 31, 2017, the Company’s total outstanding debt reached S/ 974.4 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of March 31, 2017, the Company has entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is  S/ 913.3 million (US$ 281.2 million).

Net Adjusted Debt/EBITDA ratio was 2.3x

Capex

Capex
(in millions of Soles S/)

As of March 31, 2017, the Company invested S/ 10.1 million (US$ 3.1 million), allocated to the following projects:

Projects	3M17
Pacasmayo Plant Projects	5.0
Concrete and aggregates equipment	4.7
Rioja Plant Projects	0.4
Other investing activities	-
Total	10.1

Projects

Salmueras Sudamericanas S.A.

In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by K-Utec AG Salt Technologies, a German company with over 50 years of experience in the salt business. The report is currently being evaluated by both partners in order to determine how to move forward based on their respective investment priorities. The environmental impact study was approved in December 2014.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 59 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.248 per US$ 1.00, which was the exchange rate, reported as of March 31, 2017 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Interim Condensed Consolidated Statements of Financial Position
As of March 31, 2017 (unaudited) and December 31, 2016 (audited)

Assets	As of mar-17	As of Dec-16
Current Assets	S/ (000)	S/ (000)
Cash and term deposits	18,544	80,215
Trade and other receivables	80,810	81,121
Income tax prepayments	40,336	46,546
Inventories	345,731	346,535
Prepayments	14,880	7,909
Total current assets	500,301	562,326

Assets held for distribution	-	338,411

	As of mar-17	As of Dec-16
Non-current assets	S/ (000)	S/ (000)
Other receivables	24,439	25,120
Prepayments	937	1,222
Available-for-sale financial investments	21,873	657
Other financial instruments	46,158	69,912
Property, plant and equipment	2,244,757	2,273,048
Exploration and evaluation assets	44,726	43,028
Deferred income tax assets	6,781	6,350
Other assets	498	549
Total non-current assets	2,390,169	2,419,886

Total assets	500,799	562,875

Liabilities and equity	As of mar-17	As of Dec-16
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	114,973	142,773
Income tax payable	2,803	3,464
Provisions	27,302	31,711
Total current liabilities	145,078	177,948

Liabilities directly related to assets held for distribution	-	2,704

	As of mar-17	As of Dec-16
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	965,259	998,148
Other non-current provisions	22,042	22,042
Deferred income tax liabilities	134,793	139,752
Total non-current liabilities	1,122,094	1,159,942

Total liabilities	1,267,172	1,337,890

Equity	As of mar-17	As of Dec-16
	S/ (000)	S/ (000)
Capital stock	423,868	531,461
Investment shares	40,279	50,503
Treasury shares	-119,005	-108,248
Additional paid-in capital	426,490	545,165
Legal reserve	153,349	188,075
Other reserves	-10,657	-16,602
Retained earnings	697,160	677,086

Equity attributable to equity holders of the parent	1,611,484	1,867,440
Non-controlling interests	11,814	112,589

Total equity	1,623,298	1,980,029

Total liabilities and equity	2,890,470	3,317,919

Interim condensed consolidated statements of profit or loss
For the three-month periods ended March 31, 2017 and 2016 (both unaudited)

	1Q17	1Q16
	S/ (000)	S/ (000)
Sales of goods	280,129	308,768
Cost of sales	-167,190	-194,540
Gross profit	112,939	114,228

Operating income (expenses)
Administrative expenses	-48,350	-46,401
Selling and distribution expenses	-12,139	-9,076
Other operating income (expenses), net	-694	4,548
Total operating expenses , net	-61,183	-50,929

Operating profit	51,756	63,299

Other income (expenses)
Finance income	1,530	266
Finance costs	-17,710	-16,839
Net (loss) gain from exchange difference	-1,110	-4,157

Total other expenses, net	-17,290	-20,730

Profit before income tax	34,466	42,569

Income tax expense	-12,021	-13,097

Profit for the year from continuing operations	22,445	29,472
Profit for the year from discontinued operations	-754	-1,731
Profit for the period	21,691	27,741

Attributable to:
Equity holders of the parent	23,305	28,459
Non-controlling interests	-614	-718
Net income	21,691	27,741

Earnings per share
Basic and diluted for continuing and discontinued operations attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.04	0.06

Interim condensed consolidated statements of changes in equity
For the three month periods ended March 31, 2017 and 2016 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain (loss) on available-for-sale investments S/ (000)	Unrealized gain on cash flow hedge S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non- controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2016	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	-	-	-	-	-	-	-	28,459	28,459	-718	27,741
Other comprehensive income	-	-	-	-	-	104	18,890	-	18,994	-	18,994
Total comprehensive income	-	-	-	-	-	104	18,890	28,459	47,453	-718	46,735

Appropriation of legal reserve	-	-	-	-	2,846	-	-	-2,846	-	-	-
Contribution of non-controlling interests	-	-	-	-						473	473
Other adjustments of non-controlling interests	-	-	-	-7,521	-	-	-	-	-7,521	7,521	-

Balance as of March 31, 2016	531,461	50,503	-108,248	545,945	179,304	93	30,550	753,378	1,982,986	110,356	2,093,342

Balance as of January 1, 2017	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029
Profit for the year	-	-	-	-	-	-	-	22,305	22,305	-614	21,691
Other comprehensive income	-	-	-	-	-	7	5,938	-	5,945	-	5,945
Total comprehensive income	-	-	-	-	-	7	5,938	22,305	28,250	-614	27,636

Appropriation of legal reserve	-	-	-	-	2,231	-	-	-2,231	-	-	-
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	90	90
Purchase of shares in treasury	-	-	-34,216	-	-	-	-	-	-34,216	-	-34,216
Splitting effects of equity	-107,593	-10,224	23,459	-118,569	-36,957	-	-	-	-249,884	-100,357	-350,241
Other adjustments of non-controlling interests	-	-	-	-106	-	-	-	-	-106	106	-

Balance as of March 31, 2017	423,868	40,279	-119,005	426,490	153,349	152	-10,809	697,160	1,611,484	11,814	1,623,298

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: April 25, 2017